 

03002131

UNITED STATES
￼ AND EXCHANGE COMMISSION
Washington, D.C. 20549

$\cup\vdash 3\text{-}5\text{-}03$

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46600

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/02___ AND ENDING___12/31/02___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEALTH PRESERVATION ASSOCIATES LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

521 FIFTH AVENUE, 12TH FLOOR

(No. and Street)

NEW YORK   NY   10175-1275

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VINCENT BUCHANAN   (212) 809-7171

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAYS & COMPANY LLP

(Name – *if individual, state last, first, middle name*)

477 MADISON AVENUE   NEW YORK   NY   10022-5892

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____VINCENT BUCHANAN_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___WEALTH PRESERVATION ASSOCIATES LLC___ , as

of _DECEMBER 31,_ , 20 02 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

FINANCIAL + OPERATION PRINCIPAL
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTH PRESERVATION ASSOCIATES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

WEALTH PRESERVATION ASSOCIATES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Member of
Wealth Preservation Associates, LLC

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Wealth Preservation Associates, LLC (the "Company") and the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2002 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wealth Preservation Associates, LLC as of December 31, 2002 and the results of its operations and its cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Hays & Company LLP

February 25, 2003
New York, New York

A MEMBER OF MOORE STEPHENS INTERNATIONAL LIMITED AS: MOORE STEPHENS HAYS LLP

MOORE STEPHENS INTERNATIONAL LIMITED IS A GROUP OF INDEPENDENT FIRMS WITH
OFFICES IN PRINCIPAL CITIES WITHIN NORTH AMERICA AND THROUGHOUT THE WORLD

1

WEALTH PRESERVATION ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	34,176
Investments at fair value		
Mutual funds		173,398
Private equity funds		674,448
Prepaid expenses and other assets		16,522
Property and equipment, net of accumulated		
depreciation of $6,398		-
	$	898,544

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued expenses	$	105,508
Commitments and contingencies (Notes 3, 4 and 5)		
Member's equity		793,036
	$	898,544

The accompanying notes are an integral part
of these financial statements.

WEALTH PRESERVATION ASSOCIATES, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

Revenue

Life insurance commissions	$	308,206
Interest and dividends		122,476
Realized and unrealized losses on investments, net		(152,139)
Other income		9,023
		287,566

Expenses

Legal and professional fees	513,278
Commissions	130,191
General and administrative	51,981
Dues, fees and assessments	37,652
Facilities and services (Note 5)	25,306
Depreciation	804
	759,212

Net loss	$	(471,646)

The accompanying notes are an integral part
of these financial statements.

WEALTH PRESERVATION ASSOCIATES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

Balance, January 1, 2002	$ 5,157,482
Member's contributions	500,000
Member's distributions	(4,392,800)
Net loss	(471,646)
Balance, December 31, 2002	$ 793,036

The accompanying notes are an integral part
 of these financial statements.

4

WEALTH PRESERVATION ASSOCIATES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS

Cash flows from operating activities

Net loss	$	(471,646)
Adjustments to reconcile net loss to net cash		
used in operating activities		
Depreciation		804
Realized and unrealized losses on investments, net		152,139
Changes in operating assets and liabilities		
Prepaid expenses and other assets		(10,722)
Accrued expenses		(3,009,959)
Net cash used in operating activities		(3,339,384)
Cash flows from investing activities		
Purchases of investments		(12,275,973)
Proceeds from sale of investments		9,503,876
Net cash used in investing activities		(2,772,097)
Cash flows from financing activities		
Member's distributions		(4,392,800)
Net decrease in cash and cash equivalents		(10,504,281)
Cash and cash equivalents, beginning of year		10,538,457
Cash and cash equivalents, end of year	$	34,176

SUPPLEMENTAL DISCLOSURE ON NON-CASH INVESTING AND FINANCING ACTIVITIES

During 2002, the Company's sole member contributed $500,000 to the capital of the Company by reducing commissions due to the sole member's shareholder.

The accompanying notes are an integral part
of these financial statements.

WEALTH PRESERVATION ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

1 Organization

Wealth Preservation Associates, LLC (the "Company") was organized under the laws of the State of New York on July 6, 2001 and commenced business operations on November 1, 2001. The Company succeeded to the business of Wealth Preservation Associates, Ltd. ("WPA"), a New York Corporation, by filing an amendment on Form BD with the National Association of Securities Dealers, Inc. ("NASD"), the Company's self-regulatory organization. Succession by amendment permitted the Company to continue its business efficiently and in an uninterrupted manner. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934.

Effective November 1, 2001, WPA contributed all of the net assets related to its variable annuity and life insurance business, subject to all of its liabilities, in exchange for a 100% member interest in the Company. The fair market value of these net assets was estimated to be $144,604 and consisted principally of cash, other assets, and accrued commissions and expenses.

The principal business activity of the Company is to act as a broker of variable life insurance policies and annuities principally in the United States of America. The Company is a member of the NASD. The Company carries no customer funds or securities and is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

2 Significant accounting policies

Revenue recognition

Revenue, which consists principally of commissions on life insurance premiums, is recognized when earned and no longer subject to renegotiation or refund.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed insured limits.

Investments

Investments, which consist of mutual funds and private equity funds, are carried at fair market value for funds which there is an available market or fair value as determined by management for funds that are not readily marketable. Realized and unrealized gains or losses are recorded in the statement of operations using marked-to-market accounting.

Property and equipment

Property and equipment is stated at cost and is depreciated on the straight-line method over estimated useful lives of five years. Expenditures for maintenance and repairs are charged directly to the appropriate operating accounts at the time the expenses are incurred.

2   Significant accounting policies (continued)

Income taxes

The Company is not subject to federal, state or local income taxes as its operations are included with those of its sole member, WPA, for income tax purposes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3   Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2002, the Company had net capital of $82,717, which was $75,684 in excess of its required minimum net capital of $7,033.

4   Contingencies

In March 2002, the Company's former general securities principal filed an arbitration claim against the Company before the NASD claiming a finder's fee of approximately $6 million in relation to commissions earned by the Company during 2001. During November 2002, the former general securities principal instituted a separate proceeding against the Company in the Supreme Court of New York to prevent the Company from making transfers of certain assets outside the ordinary course of its business. In the separate proceeding, the Company stipulated to an interim order, effective February 6, 2003, under which the Company may not transfer any of its assets outside the ordinary course of business, pending a decision by the arbitration panel on the Company's motion to dismiss the claims in the arbitration. The Company's motion was filed on January 22, 2003.

Management believes that the Company has no liability to its former general securities principal and is vigorously defending this arbitration. As of December 31, 2002 the Company has not accrued any amounts relating to this claim.

5   Related party

Since 1999, facilities and services have been provided to the Company by NIA/Kornreich LLC ("Kornreich"), an entity in which the sole shareholder of WPA is indirectly a principal. The Company occupies office space and utilizes personnel of Kornreich. Kornreich also acts as common paymaster for the Company for certain transactions. The Company incurred $25,306 of facilities and services expenses for the year ended December 31, 2002. There were no amounts payable to Kornreich at December 31, 2002.

The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Member of
Wealth Preservation Associates, LLC

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Wealth Preservation Associates, LLC as of December 31, 2002 and for the year then ended, and have issued our report thereon dated February 6, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

February 25, 2003
New York, New York

A MEMBER OF MOORE STEPHENS INTERNATIONAL LIMITED AS: MOORE STEPHENS HAYS LLP

MOORE STEPHENS INTERNATIONAL LIMITED IS A GROUP OF INDEPENDENT FIRMS WITH
OFFICES IN PRINCIPAL CITIES WITHIN NORTH AMERICA AND THROUGHOUT THE WORLD

9

WEALTH PRESERVATION ASSOCIATES, LLC

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Total member's equity		$	793,036
Less non-allowable assets			
Investment in private equity funds	674,448		
Prepaid expenses and other assets	16,522		
			690,970
Total net capital before haircuts			102,066
Less haircuts on securities			19,349
Net capital		$	82,717
Minimum net capital required at 6 2/3%		$	7,033
Minimum dollar net capital required		$	5,000
Excess net capital		$	75,684
Excess net capital at 1000%		$	72,166

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	105,508
Ratio of aggregate indebtedness to net capital		1.28:1

There were no material differences between the above calculation of net capital as reported in the company's Part II A of the FOCUS report.

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

The accompanying notes are an integral part
of these financial statements.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Member of
Wealth Preservation Associates, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED
BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

In planning and performing our audit of the financial statements and supplemental schedules of Wealth Preservation Associates, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding activities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A MEMBER OF MOORE STEPHENS INTERNATIONAL LIMITED AS: MOORE STEPHENS HAYS LLP

11

MOORE STEPHENS INTERNATIONAL LIMITED IS A GROUP OF INDEPENDENT FIRMS WITH
OFFICES IN PRINCIPAL CITIES WITHIN NORTH AMERICA AND THROUGHOUT THE WORLD

Hays & Company LLP

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve the divisions of duties and crosschecks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

February 25, 2003
New York, New York